UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             PLASMA-THERM, INC.
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                              (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)

                                 727900102
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                               (CUSIP Number)

                          ALLEN I. ISAACSON, P.C.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                             DECEMBER 20, 1999
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

---------------------------
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                             SCHEDULE 13D

CUSIP No. 727900102                          Page 2 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OERLIKON-BUHRLE HOLDING AG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          SWITZERLAND

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            2,114,192*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,114,192

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19%

14  TYPE OF REPORTING PERSON

          CO

                             SCHEDULE 13D

CUSIP No. 727900102                          Page 3 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OERLIKON-BUHRLE USA, INC.                    95-2549713

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            2,114,192*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,114,192

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19%

14  TYPE OF REPORTING PERSON

          CO

                             SCHEDULE 13D

CUSIP No. 727900102                          Page 4 of 10 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          VOLCANO ACQUISITION CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            2,114,192*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,114,192

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19%

14  TYPE OF REPORTING PERSON

          CO

* Pursuant to a Tender and Voting Agreement dated as of December 20, 1999 (the "Tender and Voting Agreement"), among Oerlikon-Buhrle USA, Inc., a Delaware corporation ("Parent"), Volcano Acquisition Corp., a Florida corporation and a wholly owned subsidiary of Parent ("Merger Sub") and each of the persons listed on Schedule A thereto (each a "Major Shareholder"), each Major Shareholder has appointed irrevocably Parent and Merger Sub as his proxy to vote in favor of the Merger Agreement (as defined in response to Item 4 of this Statement) and the Merger (as described in the response to Item 4 of this Statement).

ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.01 par value ("Common Stock"), of Plasma-Therm, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10050 16th Street North, St. Petersburg, Florida 33716.

ITEM 2.   Identity and Background
          -----------------------

          (a)-(c); (f) This Statement is filed by Oerlikon-Buhrle Holding AG, a company organized under the laws of Switzerland ("OBH"), Oerlikon-Buhrle USA, Inc., a Delaware corporation ("Parent"), and Volcano Acquisition Corp., a Florida corporation ("Merger Sub"). Parent is a Delaware corporation and was formed as a holding company by OBH to hold all of OBH's U.S. subsidiaries. OBH is a major publicly-owned Swiss company that, in the course of 1999, underwent a major transformation from what was formerly a diversified conglomerate to a focused high-technology business. Through its operating subsidiaries, OBH is engaged in the following lines of business: vacuum technology; coating technology; thin film products for optical electronics; wear protection coatings for tools; precision components; education material for science and technical applications; sputtering targets and coating materials; measuring and analytical instruments; trajectory measuring systems; testing equipment; simulators; space technology; aircraft components and assemblies; aircraft maintenance; and measuring instruments for semi-conductors. Merger Sub is newly formed by Parent in connection with the Offer (as defined below) and the transactions contemplated thereby.

          The principal business address of Parent is 420 Fifth Avenue, New York, New York 10018. The principal business address of OBH and Merger Sub is Hofweisenstrasse 135, CH-8021 Zurich, Switzerland. Parent directly owns all the outstanding capital stock of Merger Sub. It is not anticipated that, prior to the consummation of the Offer and the Merger (as defined below), Merger Sub will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger.

          The information called for by (a) through (c) and (f) of this Item with respect to each executive officer and director of OBH, Parent and Merger Sub is incorporated by reference to the Offer to Purchase, which is filed as Exhibit 3 hereto.

          (d)-(e) During the five years prior to the date hereof, none of OBH, Parent or Merger Sub nor, to the best of their knowledge, any executive officer or director of OBH, Parent or Merger Sub (who are listed on Schedule I to the Offer to Purchase, which is incorporated by reference), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The total amount of funds required by Merger Sub to purchase all of the shares of Common Stock and to pay related fees and expenses is approximately $165 million. Merger Sub intends to obtain all of such funds from OBH which in turn would obtain such funds from its existing working capital.

ITEM 4.   Purpose of Transaction
          ----------------------

          Parent, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 20, 1999 providing for, among other things, the commencement by Merger Sub of a tender offer to purchase all of the Issuer's outstanding shares of common stock for $12.50 per share in cash without interest (the "Offer") and, upon completion of the Offer, the merger of the Issuer with and into Merger Sub (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, Parent and Merger Sub entered into a Tender and Voting Agreement dated as of December 20, 1999 (the "Tender and Voting Agreement") with certain shareholders of the Issuer (the "Major Shareholders") listed on Schedule A thereto. Under the Tender and Voting Agreement, the Major Shareholders have agreed, subject to the terms thereof, to tender all of their shares of Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and have granted Parent and Merger Sub a proxy to vote their shares, representing approximately 19% of the issued and outstanding shares of Common Stock as of December 20, 1999, in favor of the Merger.

          The foregoing summary of the Merger Agreement and the Tender and Voting Agreement is qualified in its entirety by reference to such agreements, which have been filed as Exhibits 1 and 2, respectively, hereto.

          Except as indicated in this Schedule 13D or as disclosed in the
Schedule 14D-1 of Parent and Merger Sub filed with the Securities and Exchange Commission on December 27, 1999 (the "Schedule 14D-1"), the contents of which are incorporated herein by reference, OBH, Parent and Merger Sub currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through
(f) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As a result of entering into the Tender and Voting Agreement, Parent and Merger Sub may be deemed to own beneficially 2,114,192 shares of Common Stock. None of OBH, Parent or Merger Sub nor, to the best of their knowledge, any executive officer or director of OBH, Parent or Merger Sub (who are listed on Schedule I to the Offer to Purchase, which is incorporated by reference), owns any shares of Common Stock and, except as set forth in this Schedule 13D, is not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

          (b) Pursuant to the Tender and Voting Agreement, Parent and Merger Sub possess shared power to vote, or direct the vote of, the shares of the Common Stock held by the Major Shareholders.

          (c) Except as set forth herein, none of OBH, Parent or Merger Sub beneficially owns any shares of Common Stock and none of OBH, Parent or Merger Sub, or any executive officer or director of OBH, Parent or Merger Sub (who are listed on Schedule I to the Offer to Purchase, which is incorporated by reference), has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

          (d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

          Except as described in this Schedule 13D or in the Schedule 14D-1, none of OBH, Parent or Merger Sub or any executive officer or director of OBH, Parent or Merger Sub (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1), has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer. The transactions discussed in
Item 4 are further described in the Schedule 14D-1 and in the exhibits to the Schedule 14D-1, including the Merger Agreement, the Tender and Voting Agreement and the Joint Press Release issued by the Issuer and OBH on December 20, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit 1 --        Agreement and Plan of Merger, dated as of
                              December 20, 1999, among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1 filed on December 27, 1999, under SEC File No.
                              005-34706).

          Exhibit 2 --        Tender and Voting Agreement, dated as of
                              December 20, 1999, among Parent, Merger Sub and the Shareholders listed on Schedule A thereto (incorporated by reference to Exhibit
                              (c)(5) to the Schedule 14D-1 filed on
                              December 27, 1999, under SEC File No.
                              005-34706).

          Exhibit 3 --        Offer to Purchase, dated December 27, 1999
                              (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1 filed on December 27, 1999, under SEC File No. 005-34706).

          Exhibit 4 --        Schedule 14D-1 filed on December 27, 1999,
                              under SEC File No. 005-34706 (incorporated herein by reference).

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      OERLIKON-BUHRLE HOLDING AG


                                      By: /s/ Thomas Emch
                                          -----------------------------
                                          Name:  Thomas Emch
                                          Title: General Counsel

                                      OERLIKON-BUHRLE USA, INC.


                                     By:  /s/ Beat Baumgartner
                                          -----------------------------
                                          Name:  Beat Baumgartner
                                          Title: Chairman and President

                                      VOLCANO ACQUISITION CORP.


                                     By:  /s/ Peter Ruof
                                          -----------------------------
                                          Name:  Peter Ruof
                                          Title: Secretary


Dated:  December 30, 1999

                               EXHIBIT INDEX


          Exhibit 1 --        Agreement and Plan of Merger, dated as of
                              December 20, 1999, among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1 filed on December 27, 1999, under SEC File No.
                              005-34706).

          Exhibit 2 --        Tender and Voting Agreement, dated as of
                              December 20, 1999, among Parent, Merger Sub and the Shareholders listed on Schedule A thereto (incorporated by reference to Exhibit
                              (c)(5) to the Schedule 14D-1 filed on
                              December 27, 1999, under SEC File No.
                              005-34706).

          Exhibit 3 --        Offer to Purchase, dated December 27, 1999
                              (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1 filed on December 27, 1999, under SEC File No. 005-34706).

          Exhibit 4 --        Schedule 14D-1 filed on December 27, 1999,
                              under SEC File No. 005-34706 (incorporated herein by reference).